PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 15, 1993)

                                  $50,000,000
                       BANKERS TRUST NEW YORK CORPORATION
                       7 1/8% SUBORDINATED NOTES DUE 2010

                               ----------------

  Interest on the Offered Notes is payable by Bankers Trust New York Corporation (the "Corporation") on the 22nd of each month of each year, beginning December 22, 1995, and the Offered Notes will mature on November 22, 2010. The Offered Notes will be unsecured and subordinated as described herein under "Certain Terms of the Offered Notes--Subordination."

  The Offered Notes may not be redeemed prior to November 22, 2000. On or after such date, all, but not less than all, of the Offered Notes may be redeemed at the option of the Corporation on the 22nd of each month upon at least 30 days' notice at par plus accrued interest to the date fixed for redemption. See "Certain Terms of the Offered Notes--Optional Redemption." Payment of the principal of the Offered Notes may be accelerated only in the case of certain events involving the bankruptcy, insolvency or reorganization of the Corporation. There is no right of acceleration in the case of a default in the performance of any covenant of the Corporation, including the payment of principal or interest. See "Description of Debt Securities" in the Prospectus accompanying this Prospectus Supplement.

  The Offered Notes will be represented by Global Debt Securities registered in the name of the nominee of The Depository Trust Company, New York, New York ("DTC"), which will act as the Depository. Interests in the Offered Notes represented by Global Debt Securities will be shown on, and transfers thereof will be effected only through, records maintained by the Depository and its direct and indirect participants. Except as described herein, Offered Notes in definitive form will not be issued. Settlement for the Offered Notes will be made in immediately available funds. The Offered Notes will trade in the Depository's Same-Day Funds Settlement System and secondary market trading activity for the Offered Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds or the equivalent. See "Certain Terms of the Offered Notes--Same-Day Settlement and Payment."

                               ----------------

  THE OFFERED NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED UPON THE  ACCURACY OR ADEQUACY OF THIS  PROSPECTUS SUPPLEMENT OR
     THE  PROSPECTUS. ANY  REPRESENTATION TO  THE CONTRARY  IS A  CRIMINAL
      OFFENSE.

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                          UNDERWRITING
                                        PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                        PUBLIC(1)        COMMISSIONS(2)     CORPORATION(1)(3)
---------------------------------------------------------------------------------------------
Per Offered Note                         100.00%              2.40%              97.60%
---------------------------------------------------------------------------------------------
Total                                  $50,000,000         $1,200,000          $48,800,000
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

 (1) Plus accrued interest from November 22, 1995, if any.
 (2) The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
 (3) Before deduction of expenses payable by the Corporation estimated at $100,000.

                               ----------------

  The Offered Notes are offered by the Underwriter, subject to receipt and acceptance by it and to its right to reject any order in whole or in part. It is expected that delivery of the Offered Notes will be made through the book-entry facilities of DTC on or about November 22, 1995.

                               ----------------

                               SMITH BARNEY INC.

          The date of this Prospectus Supplement is November 6, 1995.

                       BANKERS TRUST NEW YORK CORPORATION

GENERAL

  Bankers Trust New York Corporation (the "Corporation") is a bank holding company, incorporated under the laws of the State of New York in 1965. At September 30, 1995, the Corporation had consolidated total assets of $103.9 billion. The Corporation's principal banking subsidiary is Bankers Trust Company ("Bankers"). Bankers, founded in 1903, is among the largest commercial banks in New York City and the United States, based on consolidated total assets. The Corporation concentrates its financial and managerial resources on selected markets and services its clients by meeting their needs for financing, advisory, processing and sophisticated risk management solutions. The core organizational units of the Corporation are the Global Investment Bank, Global Markets Proprietary, Global Investment Management, Global Emerging Markets and Global Assets. Other business activities include real estate finance and principal investing. The Corporation also conducts its own proprietary operations. Among the institutional market segments served are corporations, banks, other financial institutions, governments and agencies, retirement plans, not-for-profit organizations, wealthy individuals, foundations, private companies and individual investors. Bankers originates loans and other forms of credit, accepts deposits, arranges financings and provides numerous other commercial banking and financial services. Bankers provides a broad range of financial advisory services to its clients. It also engages in the proprietary trading of currencies, securities, derivatives and commodities.

  The Corporation is a legal entity separate and distinct from its subsidiaries, including Bankers. There are various legal limitations governing the extent to which the Corporation's banking subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, the Corporation or certain of its other subsidiaries. The rights of the Corporation to participate in any distribution of assets of any subsidiary upon its dissolution, winding-up, liquidation or reorganization or otherwise are subject to the prior claims of creditors of that subsidiary, except to the extent that the Corporation may itself be a creditor of that subsidiary and its claims are recognized. Claims on the Corporation's subsidiaries by creditors other than the Corporation include long-term debt and substantial obligations with respect to deposit liabilities, trading liabilities, federal funds purchased, securities sold under repurchase agreements and commercial paper, as well as various other liabilities.

  The Corporation's principal executive offices are located at 280 Park Avenue, New York, New York 10017 and its telephone number is (212) 250-2500.

CONSOLIDATED RATIOS OF EARNINGS TO COMBINED FIXED CHARGES


                                                                   NINE MONTHS
                                                                      ENDED
                                         YEAR ENDED DECEMBER 31,  SEPTEMBER 30,
                                         ------------------------ -------------
                                         1990 1991 1992 1993 1994     1995
                                         ---- ---- ---- ---- ----     ----
      Excluding Interest on Deposits.... 1.30 1.40 1.44 1.71 1.28     1.02
      Including Interest on Deposits.... 1.16 1.22 1.28 1.48 1.21     1.02

  For purposes of computing these consolidated ratios, earnings represent income (loss) before income taxes, cumulative effects of accounting changes and equity in undistributed income of unconsolidated subsidiaries and affiliates, plus fixed charges excluding capitalized interest. Fixed charges represent all interest expense (ratios are presented both excluding and including interest on deposits), the portion of net rental expense which is deemed representative of the interest factor, the amortization of debt issuance expense and capitalized interest.

CONSOLIDATED RESULTS OF OPERATIONS

  In the third quarter of 1995, the Corporation earned $155 million, or $1.72 primary earnings per share. Return on average common equity for the third quarter of 1995 was 14%. The Corporation earned $91 million, or $.98 primary earnings per share for the quarter ended June 30, 1995. In the third quarter of 1994, the Corporation earned $169 million, or $1.98 primary earnings per share.

REVENUE

  Net interest revenue totaled $204 million, down $60 million, or 23%, from the third quarter of 1994 and down $18 million, or 8%, from the second quarter of 1995. The third quarter of 1995 included $20 million of trading-related net interest revenue, down $92 million and $37 million from the third quarter of 1994 and second quarter of 1995, respectively. A significant portion of the Corporation's trading and risk management activities involve positions in interest rate instruments and related derivatives. The revenue from these activities can periodically shift between trading and net interest, depending on a variety of factors, including risk management strategies. Therefore, the Corporation views trading revenue and trading-related net interest revenue together, which are presented below.

                                                                  TRADING-
                                                                  RELATED
                                                                    NET
                                                          TRADING INTEREST
                                                          REVENUE REVENUE  TOTAL
                                                          ------- -------- -----
                                                              (IN MILLIONS)
      Third Quarter 1995.................................  $257     $ 20   $277
      Second Quarter 1995................................  $ 79     $ 57   $136
      Third Quarter 1994.................................  $278     $112   $390

  Although the third quarter results were below those of the same period in 1994, the Corporation believes that the doubling of combined trading revenue and trading-related net interest revenue from the second quarter of 1995 is evidence of a transition towards improvement in profitability. The third quarter's results were primarily attributable to higher revenue from both client-related and proprietary trading in foreign exchange markets and improvement in performance of the Corporation's client derivatives business. Third quarter trading results in the emerging markets of Asia and Latin America were comparable to the second quarter of 1995, but were lower than the prior year's strong results.

  Fiduciary and funds management revenue totaled $174 million for the third quarter, down $14 million, or 7%, from the same period last year. The decrease in revenue was due primarily to a decline in transaction volumes in global fiduciary services. The $174 million of revenue for the third quarter was up $8 million, or 5%, from the second quarter of 1995. This increase was attributable to higher fiduciary revenue from retirement services and securities lending activities.

  Fees and commissions of $152 million in the third quarter of 1995 decreased by $11 million, or 7%, from the third quarter of 1994. Corporate finance fees of $74 million decreased by $2 million, or 3%, from the same period last year. Lower revenue from commercial banking and securities underwriting fees were partially offset by higher revenue from financial advisory and loan syndication activities. Compared with this year's second quarter, fees and commissions were down $59 million, or 28%, as corporate finance fees decreased by $53 million, or 42%, as a result of lower revenue from loan syndication and private placement fees.

  The Corporation's gains on securities available for sale were $10 million for the third quarter, compared with $28 million in the prior year's third quarter and $17 million in the second quarter of 1995.

  Other noninterest revenue totaled $162 million for the third quarter, up $112 million from the prior year's quarter. The largest component of this increase was an $81 million rise in net revenue from client-related equity investment transactions, as the 1995 third quarter included a $62 million gain on the sale of a portion of the Corporation's merchant banking investment in Northwest Airlines Corporation. Also contributing to the increase in other noninterest revenue was higher insurance premium revenue from operations in Chile. The 1994 third quarter had included charges related to the funds management business. The $162 million of other noninterest revenue for the third quarter of 1995 was up $48 million, or 42%, from the second quarter of 1995, primarily as a result of the above-mentioned net revenue from equity investment transactions.

EXPENSES

  Total noninterest expenses of $728 million in the third quarter of 1995 increased by $15 million, or 2%, from the third quarter of 1994. Incentive compensation and employee benefits expense decreased $10 million, or 5%. Salaries expense decreased $4 million, or 2%, from the third quarter of 1994, mostly due to a 2% decrease in the average number of employees. The number of full time staff at September 30, 1995 was 13,808, a net decrease of 721 from December 31, 1994. Management has implemented expense reduction programs designed to reduce overall operating expenses--principally noninterest expenses before bonus, policyholder benefits and minority interest. The Corporation previously announced that it would be reducing these expenses, as compared to the annualized fourth quarter 1994 amounts, by approximately $200 million in 1995 and approximately $275 million in 1996.

  All other expenses totalled $345 million for the 1995 third quarter, up $29 million, or 9%, from last year's third quarter. The provision for policyholder benefits and professional fees accounted for this increase.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

  The provision for credit losses was $7 million for the 1995 third quarter, compared with $17 million in the prior year's third quarter and no provision in the second quarter of 1995. Net charge-offs for the 1995 third quarter were $218 million, compared with $28 million a year ago.

  The 1995 third quarter included leveraged derivative contract charge-offs of $205 million against the allowance for credit losses. During the fourth quarter of 1994, $423 million of leveraged derivative contracts that had been reclassified as receivables in the loan portfolio were placed on a cash basis. Of this amount, $72 million was charged off in the fourth quarter of 1994 leaving a balance of $351 million. Since then some of these receivables have been satisfactorily settled. However, in line with the Corporation's credit policies, a $205 million portion of the remaining balance was charged off in the third quarter of 1995.

  Largely as a result of this action, cash basis loans decreased by $173 million, or 19%, to $752 million during the third quarter. The allowance for credit losses at September 30, 1995, was $1.032 billion, representing 137% of cash basis loans.

  The allowance for credit losses is available for credit losses arising from the Corporation's portfolio, which is comprised of loans, credit-related commitments, derivatives and other financial instruments. In the opinion of management, the allowance, when taken as a whole, is adequate to absorb reasonably estimated credit losses inherent in the Corporation's portfolio, as defined above.

RECENT DEVELOPMENTS


  On October 19, 1995, the Corporation announced that Frank N. Newman, the former Deputy Secretary of the Treasury, had been elected president of the Corporation and Bankers and that he would assume the chief executive responsibilities on January 1, 1996.

  On March 13, 1995, Standard and Poor's Rating Group announced that it had revised the ratings outlook of the Corporation to negative from stable. On June 14, 1995, Moody's Investors Service, Inc. ("Moody's") lowered the Corporation's senior debt rating to A2 from A1, its subordinated debt rating to A3 from A2 and its preferred stock rating to "a2" from "a1." On October 13, 1995, Moody's announced that it had revised the ratings outlook of the Corporation to negative from stable.

  Following the sharp increase in interest rates during the first quarter of 1994, various counterparties that had entered into leveraged derivative transactions with certain subsidiaries of the Corporation experienced losses and some of those counterparties have made claims against the Corporation. The Corporation has settled some of the claims made by certain counterparties and is contesting allegations made by others. In the fourth quarter of 1994, Procter & Gamble brought a lawsuit against Bankers. In the first quarter of 1995 the suit was amended to include BT Securities Corporation, and in the third quarter of 1995, the suit was further amended to add claims under Title IX of the Organized Crime Control Act of 1970. The suit seeks to void and rescind two interest rate swap transactions entered into with Bankers and claims $195.5 million in compensatory damages and unspecified punitive damages. There can be no assurance that there will not be other such actions or claims in the future.

  On December 22, 1994, BT Securities Corporation ("BT Securities"), a subsidiary of the Corporation, entered into a settlement agreement with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") concerning all investigations of the Corporation and its subsidiaries by those agencies with respect to the conduct of its privately negotiated over-the-counter derivatives (the "Derivatives") business. As part of that settlement, the SEC and the CFTC agreed not to further pursue Bankers Trust related entities concerning Derivatives matters prior to the settlement date (although they did reserve the right to pursue individuals), and BT Securities paid $10 million in civil penalties and agreed to and has retained independent consultants to examine its conduct of the Derivatives business. The Corporation also has agreed to implement the consultants' recommendations.

  The Corporation, Bankers and BT Securities have also entered into a Written Agreement with the Federal Reserve Bank of New York and a Memorandum of Understanding with the New York State Banking Department concerning the Corporation's leveraged derivative transactions business, both of which call for an independent counsel review.

  The Corporation cannot predict the effect on the derivatives business generally, or the Corporation's derivatives business in particular, of these events or of the current legislative, regulatory and media attention being given to the derivatives industry.

  Details with respect to the foregoing are set forth in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1994, which is incorporated herein by reference.

          SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER INFORMATION

  The following selected consolidated financial data at and for each of the three years ended December 31, 1994, has been derived from and is qualified in its entirety by the detailed financial information and consolidated financial statements of the Corporation included in its Annual Report on Form 10-K for the year ended December 31, 1994 ("Form 10-K"), which is incorporated herein by reference.

  The consolidated financial data at and for each of the nine months ended September 30, 1994 and 1995, is unaudited but, in the opinion of management, all material adjustments necessary for a fair presentation of its results of operation for such periods have been made. All such adjustments were of a normal recurring nature. The results of the nine months ended September 30, 1995, are not necessarily indicative of the results for the full year or any other interim period.

                                       AT OR FOR THE           AT OR FOR THE
                                        YEAR ENDED           NINE MONTHS ENDED
                                       DECEMBER 31,            SEPTEMBER 30,
                                  -------------------------  ------------------
                                   1992     1993     1994      1994      1995
                                  -------  -------  -------  --------  --------
                                   ($ IN MILLIONS, EXCEPT PER SHARE DATA)
CONDENSED CONSOLIDATED STATEMENT
 OF INCOME:
 Interest revenue...............  $ 4,219  $ 4,436  $ 5,030  $  3,673  $  4,429
 Interest expense...............    3,072    3,122    3,858     2,730     3,821
                                  -------  -------  -------  --------  --------
 Net interest revenue...........    1,147    1,314    1,172       943       608
 Provision for credit losses....      225       93       25        17        21
                                  -------  -------  -------  --------  --------
 Net interest revenue after pro-
  vision for credit losses......      922    1,221    1,147       926       587
 Noninterest revenue............    2,331    3,364    2,473     1,849     1,684
 Noninterest expenses...........    2,347    3,035    2,751     2,042     2,140
                                  -------  -------  -------  --------  --------
 Income before income taxes and
  cumulative effects of account-
  ing changes...................      906    1,550      869       733       131
 Income taxes...................      267      480      254       219        42
                                  -------  -------  -------  --------  --------
 Income before cumulative ef-
  fects of accounting changes...      639    1,070      615       514        89
 Cumulative effects of account-
  ing changes(1)................      446      (75)     --        --        --
                                  -------  -------  -------  --------  --------
 Net income.....................  $ 1,085  $   995  $   615  $    514  $     89
                                  =======  =======  =======  ========  ========
 Net income applicable to common
  stock.........................  $ 1,055  $   972  $   587  $    492  $     53
                                  =======  =======  =======  ========  ========
PER COMMON SHARE DATA:
 Primary earnings per share
 Income before cumulative ef-
  fects of accounting changes...  $  7.23  $ 12.40  $  7.17  $   5.97  $    .66
 Net income.....................  $ 12.53  $ 11.51  $  7.17  $   5.97  $    .66
 Fully diluted earnings per
  share
 Income before cumulative ef-
  fects of accounting changes...  $  7.22  $ 12.29  $  7.17  $   5.97  $    .65
 Net income.....................  $ 12.51  $ 11.41  $  7.17  $   5.97  $    .65
 Cash dividends declared........  $  2.88  $  3.24  $  3.70  $   2.70  $   3.00
 --as a percentage of net in-
  come(2).......................       40%      26%      52%       45%      462%
 Book value(3)..................  $ 43.23  $ 51.90  $ 53.67  $  54.08  $  51.72
PROFITABILITY RATIOS:
 Return on average common stock-
  holders' equity(2)............    19.52%   26.33%   13.48%    15.11%     1.72%
 Return on average total as-
  sets(2).......................      .86%    1.25%     .59%      .66%      .11%
CONSOLIDATED BALANCES, END OF
 PERIOD:
 Trading assets.................  $29,908  $48,276  $47,514  $ 54,180  $ 50,364
 Loans..........................  $17,318  $15,200  $12,501  $ 12,268  $ 12,786
 Total assets...................  $72,886  $92,082  $97,016  $107,559  $103,949
 Deposits.......................  $25,071  $22,776  $24,939  $ 22,308  $ 24,157
 Securities sold under repur-
  chase agreements..............  $17,451  $23,834  $15,617  $ 25,285  $ 17,899
 Other short-term borrowings....  $11,779  $18,992  $18,222  $ 20,817  $ 16,573
 Long-term debt.................  $ 3,992  $ 5,597  $ 6,455  $  6,054  $  8,354
 Common stockholders' equity....  $ 3,621  $ 4,284  $ 4,309  $  4,336  $  4,196
 Total stockholders' equity.....  $ 4,121  $ 4,534  $ 4,704  $  4,731  $  5,061
CONSOLIDATED CAPITAL RATIOS, END
 OF PERIOD:
 Common stockholders' equity to
  total assets..................     4.97%    4.65%    4.44%     4.03%     4.04%
 Total stockholders' equity to
  total assets..................     5.65%    4.92%    4.85%     4.40%     4.87%
 Risk--based capital ratios(4)..
 Tier 1 Capital.................     7.75%    8.50%    9.05%     8.22%     8.00%
 Total Capital..................    13.64%   14.46%   14.77%    13.48%    12.90%
 Leverage Ratio.................     6.05%    6.28%    5.26%     5.54%     5.50%
EMPLOYEES.......................   12,917   13,571   14,529    14,221    13,808

-------
(1) The Corporation adopted the accounting standards for postretirement benefits other than pensions (SFAS 106) and postemployment benefits (SFAS
    112) effective January 1, 1993, and for income taxes (SFAS 109) effective January 1, 1992.
(2) These figures exclude the cumulative effects of accounting changes recorded in 1992 and 1993.
(3) This calculation includes the effect of common shares issuable under deferred stock awards.
(4) The 1992 ratios were not restated in connection with the retroactive adoption of SFAS 109. At both December 31, 1994 and December 31, 1993, all three regulatory capital ratios excluded any benefit from the adoption of SFAS 115. Risk-based capital ratios at September 30, 1995 are preliminary.
N/M Not meaningful.

                       CERTAIN TERMS OF THE OFFERED NOTES

GENERAL

  The Corporation's 7 1/8% Subordinated Notes due 2010 offered hereby (the "Offered Notes") will be limited to $50,000,000 aggregate principal amount and will mature on November 22, 2010. The Offered Notes will be issued pursuant to an Indenture, dated as of April 1, 1992, between the Corporation and Marine Midland Bank (formerly Marine Midland Bank, N.A.), as Trustee (the "Trustee"), as supplemented by the First Supplemental Indenture thereto, dated as of January 15, 1993, between the Corporation and the Trustee (collectively, the "Subordinated Indenture"). The Offered Notes will bear interest at the rate of 7 1/8% per annum from November 22, 1995, payable monthly in arrears on the 22nd day of each month in each year, beginning on December 22, 1995, to the persons in whose names the Offered Notes (or any predecessor Offered Notes) are registered at the close of business on the 7th day of each such month, commencing on December 7, 1995.

  The Offered Notes will be issued in fully registered form, in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The paying agent, registrar and transfer agent for the Offered Notes will be the corporate trust department of Bankers in The City of New York.

  Reference should be made to the Prospectus for a description of other terms of the Offered Notes and the information contained herein concerning the Offered Notes is qualified by reference to the provisions of the Indenture, including the definitions therein of certain terms. See "Description of Debt Securities." Defined terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.

OPTIONAL REDEMPTION

  The Offered Notes may not be redeemed prior to November 22, 2000. On or after such date all, but not less than all, of the Offered Notes may be redeemed at the option of the Corporation on the 22nd of each month upon at least 30 days' notice at par plus accrued interest to the date fixed for redemption, all in accordance with the Subordinated Indenture.

BOOK-ENTRY SYSTEM

  The Offered Notes will be issued in the form of one or more fully registered Global Debt Securities (collectively, the "Global Security"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), as depository for the Global Security (the "Depository"), and registered in the name of DTC's nominee. Transfers or exchanges of beneficial interests in the Global Security may be effected only through a participating member of DTC. Under certain limited circumstances Offered Notes may be issued in certificated form in exchange for the Global Security. See "Description of Debt Securities--Global Debt Securities" in the Prospectus accompanying this Prospectus Supplement. In the event that Offered Notes are issued in certificated form, such Offered Notes may be transferred or exchanged at the offices described in the second following paragraph.

  Payment of principal of, and interest on, Offered Notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the Global Security. None of the Corporation, the Trustee, any Paying Agent or any other agent of the Corporation or the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  In the event that Offered Notes are issued in certificated form, principal and interest will be payable, the transfer of the Offered Notes will be registrable and Offered Notes will be exchangeable for Offered Notes bearing identical terms and provisions at the office of the agent of the Corporation in The City of New York designated for such purpose, provided that payment of interest may be made at the option of the Corporation by check mailed to the address of the person entitled thereto.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Offered Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest will be made by the Corporation in immediately available funds or the equivalent, so long as the Depository continues to make its Same-Day Funds Settlement System available to the Corporation.

  Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the Offered Notes will trade in the Depository's Same-Day Funds Settlement System, and secondary market trading activity in the Offered Notes will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Offered Notes.

SUBORDINATION

  THE OFFERED NOTES WILL BE SUBJECT TO THE SUBORDINATION PROVISIONS AS SET FORTH IN THE SUBORDINATED INDENTURE AND DESCRIBED IN "DESCRIPTION OF DEBT SECURITIES--SUBORDINATION--SUBORDINATED DEBT SECURITIES" IN THE PROSPECTUS AS SUPPLEMENTED BELOW.

  For the purposes of the Offered Notes, "Existing Subordinated Indebtedness" means the Corporation's 7 1/2% Subordinated Notes due 2010, 6.00% Subordinated Notes due October 15, 2008, 7.50% Convertible Capital Securities due 2033, 7 5/8% Convertible Capital Securities due 2033, Subordinated LIBOR/CMT Floating Rate Debentures due 2003, Subordinated Floating Rate Notes due 2005, Subordinated Constant Maturity Treasury Floating Rate Debentures due 2003, 7.25% Subordinated Debentures due January 15, 2003, Subordinated Floating Rate Notes due 2002, 7 1/8% Subordinated Debentures due July 31, 2002, 8 1/8% Subordinated Debentures due May 15, 2002, 7.50% Subordinated Debentures due January 15, 2002, 9.00% Subordinated Debentures due August 1, 2001, 9.40% Subordinated Debentures due March 1, 2001, 9.50% Subordinated Debentures due June 14, 2000, Zero Coupon Subordinated Yen Notes due 1997-2004, Subordinated Floating Rate Notes due 2004, 9.20% Subordinated Capital Notes due July 15, 1999, Subordinated Money Market Capital Notes, Series A, B and C due 1999, 8% Subordinated Debentures due March 15, 1997, 8 1/4% Subordinated Debentures due July 2, 1996, 8 1/8% Subordinated Notes due 2002, 8 1/4% Subordinated Notes due 2005 and Subordinated Yen Loan due 2005.

  As of September 30, 1995, Senior Indebtedness and Other Financial Obligations of the Corporation aggregated approximately $14 billion.

  The Subordinated Indenture does not limit or prohibit the incurrence of additional Senior Indebtedness, which may include indebtedness that is senior to the Offered Notes but subordinate to other obligations of the Corporation, including obligations of the Corporation in respect of Other Financial Obligations.

                                    EXPERTS

  The consolidated financial statements of the Corporation for the year ended December 31, 1994, appearing in the Annual Report on Form 10-K for the year ended December 31, 1994, and incorporated by reference in this Prospectus Supplement, the accompanying Prospectus and the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                           VALIDITY OF OFFERED NOTES

  The validity of the Offered Notes will be passed upon for the Corporation by Gordon S. Calder, Jr., Esq., a Managing Director and Counsel of Bankers, and for the Underwriter by White & Case, New York, New York. White & Case performs services for the Corporation from time to time. Mr. Calder has an interest in a number of shares equal to less than 0.02 percent of the Corporation's outstanding common stock. The foregoing supersedes "Validity of Offered Securities" in the Prospectus.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in an Underwriting Agreement dated November 6, 1995 (the "Underwriting Agreement"), the Corporation has agreed to sell to Smith Barney Inc. (the "Underwriter"), and the Underwriter has agreed to purchase, the aggregate principal amount of Offered Notes.

  The Underwriting Agreement provides that the obligation of the Underwriter to pay for and accept delivery of the Offered Notes is subject to the approval of certain legal matters by its counsel and to certain other conditions.

  The Underwriter proposes to offer part of the Offered Notes directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of 1.75% of the principal amount under the public offering price. The Underwriter may allow, and such dealers may reallow, a concession not in excess of 1.00% of the principal amount of the Offered Notes to certain other dealers.

  The Corporation has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  The Corporation has been advised by the Underwriter that the Underwriter presently intends to make a market in the Offered Notes, although the Underwriter is under no obligation to do so and the Underwriter may discontinue any such market making at any time in its sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the trading markets for, the Offered Notes.

  This Prospectus Supplement and the accompanying Prospectus may also be delivered in connection with sales of the Offered Notes by affiliates of the Corporation that have acquired such Offered Notes.

  The Underwriter and certain of its associates and affiliates may be customers of (including borrowers from), engage in transactions with, and/or perform services for the Corporation and its subsidiaries (including Bankers) in the ordinary course of business.

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  No dealer, salesperson or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus Supplement or the Prospectus, in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such other information or representations must not be relied upon as having been authorized by the Corporation or the Underwriter. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the facts set forth in this Prospectus Supplement and the Prospectus or in the affairs of the Corporation since the date hereof. This Prospectus Supplement and the Prospectus are not an offer to sell or a solicitation of an offer to buy the Notes offered hereby in any jurisdiction in which it is unlawful to make such offer or solicitation.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Bankers Trust New York Corporation......................................... S-2
Selected Consolidated Financial Data and Other Information................. S-6
Certain Terms of the Offered Notes......................................... S-7
Experts.................................................................... S-8
Validity of Offered Notes.................................................. S-8
Underwriting............................................................... S-9

                                  PROSPECTUS

Available Information......................................................   2
Incorporation of Certain Documents
 by Reference..............................................................   2
Bankers Trust New York Corporation.........................................   3
Use of Proceeds............................................................   4
Description of Debt Securities.............................................   4
Foreign Currency Risks.....................................................  12
Description of Series Preferred Stock......................................  13
Depositary Shares..........................................................  16
Description of the Corporation's
 Capital Stock.............................................................  18
Validity of Offered Securities.............................................  23
Experts....................................................................  24
Plan of Distribution.......................................................  24

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                                  $50,000,000

                                 BANKERS TRUST
                             NEW YORK CORPORATION

                      7 1/8% SUBORDINATED NOTES DUE 2010

                                  -----------

                             PROSPECTUS SUPPLEMENT
                               NOVEMBER 6, 1995

                                  -----------

                               SMITH BARNEY INC.


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